                                            FILED PURSUANT TO RULE 424(b)(3)
                                            REGISTRATION NO. 333-29423



                           PROSPECTUS SUPPLEMENT
                    (TO PROSPECTUS DATED JUNE 20, 1997)

                              4,500,000 SHARES

                           MICHAELS STORES, INC.

                                Common Stock

    This Prospectus Supplement supplements the Prospectus dated June 20, 1997 (the "Prospectus") of Michaels Stores, Inc. (the "Company") relating to (i) the offer and sale by the Company of up to 4,500,000 shares (the "Shares") of the Company's common stock, par value $0.10 per share, issuable by the Company upon the exercise of Options granted or to be granted from time to time to eligible persons pursuant to the provisions of the Plan and the subsequent offer and resale of such Shares from time to time by the Selling Stockholders and (ii) to such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan as a result of the antidilution provisions contained therein. This Prospectus Supplement is not complete and may only be delivered with the Prospectus. Terms used in this Prospectus Supplement that are defined in the Prospectus are used herein as so defined.

    This Prospectus Supplement restates in its entirety the information set forth under the caption "Selling Stockholders" in the Prospectus.

                             __________________

        THE DATE OF THIS PROSPECTUS SUPPLEMENT IS OCTOBER 10, 1997

                            SELLING STOCKHOLDERS

    This Prospectus covers the purchase from the Company of an aggregate of up to 4,500,000 Shares, plus such indeterminate number of additional shares of Common Stock as may become subject to awards under the Plan as a result of the antidilution provisions contained therein, by the holders of Options upon the exercise thereof in accordance with their terms and the subsequent offer and resale of Shares previously acquired or to be acquired by certain holders of Options upon exercise thereof.

    Pursuant to the provisions of the Plan, the Board of Directors of the Company (the "Board") and/or the 1992 Non-Statutory Plan Committee of the Board (the "1992 Non-Statutory Plan Committee") will, among other things, determine from time to time (i) the individuals, from among the full-time employees and key advisors, including directors, of the Company, to whom Options will be granted, (ii) the number of shares of Common Stock to be covered by each Option, and (iii) the purchase price of Common Stock subject to each Option, which may be equal to, less than or greater than the fair market value of the Common Stock on the date of grant. Unless sooner terminated by action of the Board, the Plan terminates on August 31, 2002, and no Options may be granted pursuant to the Plan after such date.

    The following table sets forth certain information as of October 8, 1997, with respect to Selling Stockholders who currently hold Options to purchase Shares, including any positions, offices or other material relationships of certain Selling Stockholders with the Company. The Company is unaware of whether the Selling Stockholders listed below presently intend to sell the Shares they may acquire upon exercise of Options. The Company in the future may grant additional Options to the persons listed below and to persons other than those listed below whose subsequent sale of Shares will be covered by this Prospectus, which, in such case, will be supplemented.










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

                                       Common Stock            Number of            Common Stock
                                      Ownership Prior          Shares of          Ownership After
                                     to Offering (1)(2)       Common Stock          Offering (2)
                                   ---------------------     --------------    ---------------------
Name and Position                   Number    Percentage     Offered Hereby    Number     Percentage
-----------------                  -------    ----------     --------------    ------     ----------

Michael C. French (3)
  Managing Director                 84,533        *               8,333         76,200         *

R. Michael Rouleau (4)
  President and Chief
  Executive Officer                616,946       2.1%           173,503        443,443        1.5%

Bryan M. DeCordova (5)
  Executive Vice President -
  Chief Financial Officer           75,000        *              50,000         25,000         *

Lawrence H. Fine (6)
  Executive Vice President -
  General Merchandise Manager       66,667        *              50,000         16,667         *

Duane Hiemenz (7)
  Executive Vice President -
  Store Operations                  81,500        *              26,667         54,833         *

James Tucker (8)
  Executive Vice President -
  Chief Information Officer         75,000        *              50,000         25,000         *

Douglas B. Sullivan (9)
  Executive Vice President -
  Development                      205,312        *               5,000        200,312         *

-------------------
 *  Less than 1% of class.

(1) Based on ownership as of October 8, 1997. Persons holding shares of Common Stock pursuant to the Michaels Stores, Inc. Employees 401(k) Plan (the "401(k) Plan") generally have sole voting power and investment power with respect to such shares.

(2) Based on 28,638,703 shares of Common Stock issued and outstanding as of October 8, 1997.

(3) Includes 8,333 Shares to be acquired upon exercise of Options granted under the Plan, all of which become exercisable on April 1, 1998. Also includes 75,000 shares to be acquired upon exercise of options granted under other stock options of the Company and 1,200 shares of common stock held in a retirement account directed by Mr. French.

(4) Includes 173,503 Shares to be acquired upon exercise of Options granted under the Plan, 57,834 of which are presently exercisable, 57,834 of which become exercisable on July 25, 1998 and 57,835 of which become exercisable on July 25, 1999. Also includes 426,497 shares to be acquired upon exercise of options granted under other stock option plans of the Company and 1,946 shares of Common Stock held pursuant to the 401(k) Plan.

(5) Includes 50,000 Shares to be acquired upon exercise of Options granted under the Plan, 25,000 of which become exercisable on each of February 24, 1998 and 1999. Also includes 25,000 shares to be acquired upon exercise of options granted under other stock option plans of the Company.

(6) Includes 50,000 shares to be acquired upon exercise of Options granted under the Plan, 25,000 of which become exercisable on each of December 2, 1997 and 1998. Also includes 16,667 shares to be acquired upon exercise of options granted under other stock option plans of the Company.

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

(7) Includes 26,667 Shares to be acquired upon exercise of Options granted under the Plan, 10,000 of which become exercisable on June 28, 1998 and 16,667 of which become exercisable on August 5, 1998. Also includes 53,333 shares to be acquired upon exercise of options granted under other stock option plans of the Company.

(8) Includes 50,000 Shares to be acquired upon exercise of Options granted under the Plan, 25,000 of which become exercisable on each of May 14, 1998 and 1999. Also includes 25,000 shares to be acquired upon exercise of options granted under other stock option plans of the Company.

(9) Includes 5,000 Shares to be acquired upon exercise of Options granted under the Plan, all of which are presently exercisable. Also includes 155,500 shares to be acquired upon exercise of options acquired under other stock option plans of the Company and 7,337 shares of Common Stock held pursuant to the 401(k) Plan.

























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